Exhibit 1

Regulation A+ Advisory Agreement

January 13, 2021

CONFIDENTIAL

Thank you for choosing Rialto Markets LLC (“Rialto Markets LLC” or “Advisor”) to assist (the “Company” or “you”) in connection with its intent to issue securities and/or affect a Financing. (as defined below).

Rialto Markets LLC and its Representatives will act as the Company’s issuance advisor, and in such capacity, in addition to providing the trading platform on which the securities will trade in the secondary market after issuance. Rialto Markets LLC will provide the Company with such advice and services as is customary and appropriate such as;

a.	Introductions and coordination with engaging additional parties and service providers
b.	assisting and advising the Company in any matters related to proposed Financing and participating in negotiations with prospective investors;
c.	assist with use of an “Issuer Reg A Raise” website where potential and current investors learn about the Company and begin the process of onboarding/investing;
d.	performing AML/KYC on all investors;
e.	coordination with Registered Transfer Agent of the Company;
f.	coordination with the escrow agent of the Company for funds raised;
g.	coordination with the Company’s legal partners; and
h.	providing other financial advisory services normal and customary for similar transactions and as may be mutually agreed upon by Rialto Markets LLC and the Company (collectively, the “Services”).
i.	investor outreach, including but not limited to finding additional investors and facilitating communications between potential investors and the Company

Rialto Markets LLC does is not providing underwriting or placement services.

This letter (including the attached Schedule A) and the endorsement showing acceptance of these terms by the Company which appears at the end of this letter, or on a copy of this letter, together constitute the “Agreement”. For purposes hereof, “Financing” shall mean, whether in one or a series of transactions, the sale of debt and/or equity securities of the Company, either through private placements, registered public offerings of securities or structured financings, the license or sale of a substantial portion of the Company’s assets, and any joint venture, merger.

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A)	Company Information

For Rialto Markets LLC to provide advice pursuant to the terms of this Agreement, we will require that all relevant material information related to our engagement be made available to us, that Rialto Markets LLC be kept informed of any developments, events or proposals that may be material and that no initiatives relevant to the engagement be taken without notice to us. All announcements or statements or documents in written or verbal form in connection with the engagement shall be made available to Rialto Markets LLC. We will also require access to the appropriate officers and senior employees of the Company during the engagement. The Company represents and warrants that all information and materials provided to Rialto Markets LLC will be true and accurate and not misleading whether by omission or otherwise. The Company acknowledges and agrees that Rialto Markets LLC is authorized to make appropriate and reasonable use of such information. If the Company is aware of any information becoming materially inaccurate, incomplete or misleading during the term of engagement of Rialto Markets LLC under this Agreement, the Company will promptly notify Rialto Markets LLC of such fact.

The Company acknowledges and agrees that Rialto Markets LLC: (i) will use and rely primarily on the Company information and materials furnished by the Company and on information and materials available from public sources in performing the Services without having independently verified the same, (ii) does not assume responsibility for the accuracy or completeness of any such information and materials; and (iii) has no obligation to perform an appraisal of any assets or liabilities of the Company or of a Financing counterparty to the Company; provided, however, Advisor may, in its sole discretion, determine to make such an appraisal, in which case the Company will provide Rialto Markets LLC information as may be requested by Rialto Markets LLC and will otherwise cooperate with Rialto Markets LLC as necessary for Rialto Markets LLC to perform such appraisal.

B)	Engagement and Term

Rialto Markets LLC’s engagement will commence upon your countersignature of this Agreement, and will terminate on the first to occur of (i) the one-year anniversary of this Agreement or (ii) closing of the Financing. (the "Term"). Rialto Markets LLC will have the right to immediately terminate this Agreement upon your breach of any provisions in this Agreement by written notice to you (the date of the end of the Term or other termination hereunder, the “Termination Date”). You acknowledge and agree that the provisions relating to the payment of any fees and expenses, indemnification, limitations on the liability of Indemnified Persons (as defined in Schedule A), will survive any such termination.

Rialto Markets LLC will be entitled to the fees provided below. As it relates to Deal Structure and Investor Outreach fees, Rialto Markets LLC will be entitled to the fees provided below should a Financing be completed, in whole or in part, during the term of the Agreement whether or not Rialto Markets LLC effected the original introduction. Rialto Markets LLC will also be entitled to the fees provided below should a Financing be completed where a definitive agreement for such Financing has been signed within the Tail Period with a party introduced or developed by Rialto Markets LLC, the Company or a third party prior to termination of this Agreement. The Company will promptly notify Rialto Markets LLC of any approaches it makes or receives from third parties prior to the Termination Date. The Tail Period shall run for the same number of months as the Term, up to a maximum period of twelve months and shall commence upon the later of the Termination Date or that subsequent date when any Rialto Markets LLC invoice outstanding as of the Termination Date has been paid in full, except as-yet-unsubmitted expenses.

C)	Compensation and Expenses

Rialto Markets LLC’s fees and payment schedule are as set forth in Schedule B. All fees payable to Rialto Markets LLC shall be payable in cash; provided, however, Rialto Markets LLC may, at its option and upon notice to the Company, determine to accept all or any portion of its fees in Company equity at the same valuation as the Financing. Except as specifically provided otherwise in Agreement, the Company will pay, or will instruct the purchaser to pay, all success fees (as set forth on Schedule B) and expenses payable to Rialto Markets LLC pursuant to this Agreement at the closing of the Financing.

Out-of-pocket expenses. The Company agrees to reimburse Rialto Markets LLC for our reasonable out-of-pocket costs and expenses (including fees and disbursements of counsel retained by Rialto Markets LLC) incurred in connection with the services to be rendered by Rialto Markets LLC hereunder, whether or not a Financing is consummated or our services are terminated or completed. These expenses will be reasonable in their purpose and amount and Rialto Markets LLC will obtain the Company’s prior written approval for (i) any single expense in excess of $5,000 or (ii) total expenses in excess of $25,000 during the Term of this Agreement.

The Company also agrees to reimburse Rialto Markets LLC for any reasonable professional fees incurred with the Company’s consent in connection with this engagement. Rialto Markets LLC will communicate to the Company all advice delivered. Any advice received from such professional advisers shall be communicated to the Company. These costs will be charged as incurred and are payable on receipt of invoice.

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D)	Indemnification and Legal

Company covenants and agrees that it will not process any corporate action or engage in any asset servicing for a period of 90 days after the closing of a Financing.

As part of this Agreement, indemnification provisions between the parties are set out in Schedule A and form part of this Agreement.

Each provision of this Agreement is several and is not affected if another provision of this Agreement is found to be invalid or unenforceable or to contravene applicable law or regulations. This Agreement is not intended to and does not confer any rights upon any shareholder of the Company or, except as expressly provided herein, any other person. The provisions of this letter agreement shall be binding upon the Company and its successors and assigns.

Nothing herein is intended to create or shall be construed as creating a fiduciary relationship between the Company and Rialto Markets LLC. No term or provision of this agreement may be amended, discharged or modified in any respect except in writing signed by the parties hereto. This Agreement sets out the entire agreement between us.

This Agreement will be construed in accordance with the laws of the State of New York. Any dispute, controversy or claim directly or indirectly relating to or arising out of this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

The costs and expenses (including reasonable attorney’s fees of the prevailing party) shall be borne and paid by the party that the arbitrator, or arbitrators, determines is the non-prevailing party. The Company agrees and consents to personal jurisdiction, service of process and venue in any federal or state court within the State of New York in connection with any action brought to enforce an award in arbitration and in connection with any action to compel arbitration.

Each of Rialto Markets LLC and the Company on its own behalf and, to the extent permitted by applicable law, on behalf of its shareholders waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of the engagement of Rialto Markets LLC pursuant to, or the performance by Rialto Markets LLC of the services contemplated by this agreement.

Pursuant to the requirements of the USA Patriot Act (the “Act”) and other applicable laws, rules and regulations, Rialto Markets LLC is required to obtain, verify and record information that identifies the Company, which information includes the name and address of the Company and other information that will allow Rialto Markets LLC to identify the Company in accordance with the Act and such other laws, rules and regulations.

E)	Confidentiality

“Confidential Information” means any information disclosed to a receiving party by the disclosing party, either directly or indirectly in writing, orally or by inspection of tangible objects, including without limitation announced and unannounced products, disclosed and undisclosed business plans and strategies, financial data and analysis, customer names and lists, customer data, funding sources and strategies, and strategies involving strategic business combinations which are conspicuously labeled and/or marked as being confidential or otherwise proprietary to the disclosing party. The receiving party agrees not to disclose any Confidential Information to third parties or to employees of the receiving party, except to its officers, directors, employees, partners, and advisors (including, but not limited to legal counsel, consultants, accountants and financial advisors). Those that receive the Confidential Information, collectively, “Representatives”, are required to have the Confidential Information in order to evaluate or engage in discussions concerning the opportunity. The Company will only release the Confidential Information to Representatives after first apprising such Representatives of their obligation to treat such disclosed information as Confidential Information of the disclosing party.

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The Company acknowledges that upon closing of the Financing, Rialto Markets LLC may, at its own expense, place an announcement in such newspapers, periodicals and other media, as it may choose, stating that Rialto Markets LLC has acted as the financial advisor to the Company, and provided the trading platform for the securities issued by the Company, in connection with such Financing. Any other text included in such announcement is subject to the prior written approval of the Company. The Company agrees to state, in any press release issued in connection with the Financing that Rialto Markets LLC and its Representatives have acted as the issuance advisor to the Company.

Should the Company wish to proceed, please confirm acceptance of the terms of this Agreement by signing and returning one copy to me.

We look forward to working with you on this engagement.

If unexecuted, this offer will expire on January 20, 2021.

Sincerely,

_________________________________

Shari Noonan, CEO

For and behalf of Rialto Markets LLC

ACCEPTED AND AGREED TO:

Signature: ____________________________

Print Name: ____________________________

Title: ____________________________

Company ____________________________

Date: ____________________________

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Schedule A – Indemnification

In connection with the engagement of Rialto Markets LLC (“Rialto Markets LLC” or “Advisor”) by (“Company”) to provide advisory services and render to the Company whatever services are mutually agreeable, as provided in the agreement to which this Schedule A is attached, such agreement together with this Schedule A being referred to as the “Agreement”, and in addition to the fees and expenses which the Company has agreed to pay under the Agreement, the Company agrees to:

(i)	indemnify and hold harmless Advisor, its affiliates (including, without limitation, Rialto Markets LLC Trading Markets LLC) and the respective members, directors, officers, agents and employees of Advisor and its affiliates (Advisor and each such person being an “Indemnified Person”) from and against any and all losses, claims, demands, damages, costs, charges, expenses or liabilities (or actions, investigations or other proceedings in respect thereof) (collectively, “Liabilities”); and

(ii)	reimburse each Indemnified Person for all fees and expenses (including reasonable legal and other professional fees) (collectively, “Expenses”) upon request as they are incurred in investigating, preparing, pursuing, participating in (including, without limitation, as a witness) or defending any claim, action, proceeding or investigation, whether or not in connection with pending or threatened litigation, whether or not any Indemnified Person is a party and whether brought by the Company or any third party (collectively, “Actions”) in each case, arising out of or in connection with advice or Services rendered or to be rendered by any Indemnified Person pursuant to this Agreement, related to or arising out of the transactions contemplated hereby or any Indemnified Person’s actions or failure to act in connection with any such advice, services or transactions; provided that the Company will not be responsible for any Liabilities or Expenses of any Indemnified Person that are determined by a judgment of a court of competent jurisdiction which is no longer subject to appeal or further review to have resulted from such Indemnified Person’s gross negligence or willful misconduct in connection with any of the advice, actions, inactions or Services referred to above.

Upon receipt by an Indemnified Person of actual notice of an Action against such Indemnified Person with respect to which indemnity may be sought under this Agreement, such Indemnified Person shall notify the Company; provided that failure to so notify the Company shall not relieve the Company from any liability which the Company may have on account of this indemnity or otherwise, except to the extent the Company shall have been materially prejudiced by such failure. The Company shall not be liable for any settlement of any Action effected without its written consent (which consent shall not be unreasonably withheld). In addition, the Company will not, without prior written consent of Advisor, settle, compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened Action in respect of which indemnification or contribution may be sought hereunder if the Indemnified Person is an actual or potential party thereto, unless such settlement, compromise, consent or termination (x) includes an unconditional release of each Indemnified Person from all Liabilities arising out of such Action and (y) does not contain any statement as to or an admission of fault, culpability or a failure to act, by or on behalf of each Indemnified Person.

The Company also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company, its security holders or creditors, or any person asserting claims on behalf of the Company, for or in connection with the engagement of the Advisor or advice or Services rendered or to be rendered pursuant to this Agreement, the transactions contemplated hereby or any Indemnified Person’s actions or inactions in connection with any such advice, Services or transactions except for Liabilities (and related Expenses) of the Company that are determined by a judgment of a court of competent jurisdiction which is no longer subject to appeal or further review to have resulted from such Indemnified Person’s gross negligence or willful misconduct in connection with any such advice, actions, inactions or Services. In no event shall an Indemnified Person be liable to the Company for any special, consequential, indirect or punitive damages.

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In the event that the foregoing indemnity is judicially determined to be unavailable or insufficient to an Indemnified Person (other than in accordance with the terms hereof), the Company shall contribute to the Liabilities and Expenses paid or payable by such Indemnified Person in such proportion as is appropriate to reflect: (i) the relative benefits to the Company, its employees and its shareholders/equity holders, on the one hand, and to Advisor, on the other hand, of the Financings then contemplated (whether or not any such Financings are consummated); or (ii) if (and only if) the allocation provided by the immediately preceding clause is not permitted by the applicable law, not only such relative benefits but also the relative fault of the Company, on the one hand, and Advisor, on the other hand, in connection with the matters as to which such Liabilities or Expenses relate, as well as any other relevant equitable considerations; provided that in no event shall the Company contribute less than the amount necessary to ensure that all Indemnified Persons, in the aggregate, are not liable for any Liabilities and Expenses in excess of the amount of fees actually received by Advisor pursuant to this Agreement. The Company agrees that for the purposes of this paragraph the relative benefits to the Company and Advisor of the Financings then contemplated shall be deemed to be in the same proportion that the total value paid or issued or contemplated to be paid or issued to the Company, any affiliate of the Company, their security holders and employees, as the case may be, as a result of or in connection with such Financing bears to the fees paid or to be paid to Advisor under this Agreement.

If any term, provision, covenant or restriction contained in this Schedule A is held by a court of competent jurisdiction or other authority by judgment or order no longer subject to review, to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Schedule A shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

The reimbursement, indemnity and contribution obligations of the Company set forth herein shall apply to any modification of this Agreement and shall remain in full force and effect regardless of any termination of, or the completion of any Indemnified Person’s services under or in connection with, this Agreement.

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Schedule B - Fees

Fees Due Upon Execution of Agreement

DESCRIPTION	AMOUNT	PAYABLE UPON
Advisory Services Retainer
Reimbursable expenses and professional fees (any unused funds will be returned to the Issuer).	$2,750	Rialto’s 5110 Filing with FINRA

Fees Due Upon Success of Reg A+ Offering

DESCRIPTION	AMOUNT	PAYABLE UPON
Administrative and Compliance Service Fees	1% of total offering	Success of Financing
Investor Outreach	6% of successful investors introduced by Rialto	Success of Financing
While not related to the offering, below is a general forward look at fees for the Rialto Cross, Rialto’s ATS, a secondary market for securities issued through Regulation A+
Admission Fee
Initial Set Up Fee	$25,000	Included with KoreConx services
Annual ATS Maintenance Fee	$10,000	Included with KoreConx services

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